

10035376

OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 24 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Securities Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Monticello, Suite 800
(No. and Street)

Dallas (City) Texas (State) 75205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry L. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
ANDREYA S. WEADON
Notary Public, State of Texas
My Commission Expires
June 22, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INSTITUTIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

INSTITUTIONAL SECURITIES CORPORATION

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Institutional Securities Corporation

We have audited the accompanying statement of financial condition of Institutional Securities Corporation, as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2010

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 295,313
Receivable from brokers-dealers and clearing organizations	256,808
Other receivables	247,506
Certificates of deposit	50,423
Securities owned	8,446
Prepaid expenses and advances	56,330
Receivable from Parent	98,380
	$1,013,206

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 18,187
Commissions payable	425,845
State income tax payable	5,700
	449,732
Stockholder's equity	
Common stock, 10,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid in capital	110,658
Retained earnings	451,816
Total stockholder's equity	563,474
	$1,013,206

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions	$4,515,990
Advisory fees	1,096,205
Interest income	74,214
Other income	45,571
Unrealized loss on securities	(1,467)
	5,730,513
Expenses	
Commissions and clearance	4,595,141
Regulatory fees and expenses	123,343
Other expenses	956,553
	5,675,037
Income before income taxes	55,476
Federal income taxes expense	(11,370)
Net Income	$ 44,106

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2008	10,000	$ 1,000	$ 110,658	$ 407,710	$ 519,368
Net income				44,106	44,106
Balance at December 31, 2009	10,000	$ 1,000	$ 110,658	$ 451,816	$ 563,474

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance, at December 31, 2008	$ -0-
Increases	-0-
Decreases	-0-
Balance, at December 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 44,106
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Increase in other receivables	(41,369)
Increase in receivable from broker-dealers	(12,091)
Decrease in prepaid expenses and advances	12,197
Increase in certificates of deposit	(1,253)
Increase in receivable from Parent	(22,947)
Increase in accounts payable and accrued expenses	51
Increase in commissions payable	89,696
Decrease in securities owned	1,467
Net cash provided (used) by operating activities	69,857
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	69,857
Cash and cash equivalents at beginning of year	225,456
Cash and cash equivalents at end of year	$ 295,313

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 11,371

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company has certificates of deposit with a financial institution with original maturities of twenty four months. These investments are stated at cost, as it is the intent of the Company to hold these securities until maturity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

Note 1 - Summary of Significant Accounting Policies, continued

the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

The FASB issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 9 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital of approximately $130,432 and net capital requirements of $29,997. The Company's ratio of aggregate indebtedness to net capital was 3.45 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is paid to or collected from the Parent.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

Note 5 - Related Party Transactions

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Payments made to the Parent for these expenses for the year ended December 31, 2009 totaled $855,825 and are reflected in other expenses.

Note 6 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Fair Value Measurements

Effective January 1, 2009, the Company adopted FASB ACS 820 *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

At December 31, 2009, any claim or legal action is of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

Note 9 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through February 17, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2009

Schedule I

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 563,474
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		563,474
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 16,875	
Other receivables	247,506	
Prepaid expenses and advances	56,330	
Investment in non marketable equity securities	2,500	
Receivable from parent-income taxes	98,380	
Excess blanket bond deduction	10,000	(431,591)
Net capital before haircuts on securities positions		131,883
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempt securities	552	
Other securities	899	(1,451)
Net capital		$ 130,432

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 18,187
Commissions payable	425,845
State income tax payable	5,700
Total aggregate indebtedness	$ 449,732

Schedule I (continued)

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 29,997
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 29,997
Net capital in excess of required minimum	$ 100,435
Excess net capital at 1000%	$ 85,459
Ratio: Aggregate indebtedness to net capital	3.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital.

Schedule II

INSTITUTIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2009



C F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Institutional Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Institutional Securities Corporation (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009


C&F &Co.

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Institutional Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Institutional Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Institutional Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Institutional Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

INSTITUTIONAL SECURITIES

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling 214-692-7009

2. A. General assessment (item 2e from page 2 (not less than $150 minimum)) $ 4,634

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (283)

7/30/09
Date Paid

4351

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 4351

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	Description	Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,546,225
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,634,298
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	107,997
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	72
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	42,602
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 15,826	
	Enter the greater of line (i) or (ii)	15,826
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 1,745,430
2e.	General Assessment @ .0025	$ 4364

(to page 1 but not less than $150 minimum)